2/17/04

04001988

:ATES
ANGE COMMISSION
.C. 20549

UF 2-13-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 09 2004 WASHINGTON, D.C. 181 SECTION

SEC FILE NUMBER
8- 43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kim Eng Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 50th Street
(No. and Street)

New York, (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms Melanie Lee — (212) 688-8886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

KIM ENG SECURITIES USA, INC.

December 31, 2003

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Kim Eng Securities USA, Inc.

We have audited the accompanying statement of financial condition of Kim Eng Securities USA, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kim Eng Securities USA, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 9, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000

Kim Eng Securities USA, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003
Expressed in United States Dollars

ASSETS

Cash and cash equivalents	$1,863,112
Receivable from affiliate	12,923
Receivable from customers	32,632
Deferred tax asset	25,000
Other assets	59,961
Total assets	$1,993,628

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and other liabilities	$ 686,261
	686,261
Shareholder's equity	1,307,367
Total liabilities and shareholder's equity	$1,993,628

The accompanying notes are an integral part of this statement.

Kim Eng Securities USA, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2003
Expressed in United States Dollars

NOTE A - GENERAL BUSINESS

Kim Eng Securities USA, Inc. (the "Company"), a wholly-owned subsidiary of Kim Eng Holdings Limited (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company engages primarily in the sale of Singapore, Indonesia, Malaysia, Philippines, Thailand, Hong Kong and Shanghai ("Asian-based") securities to U.S. institutional customers. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy and financial markets. The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that rule.

During 2003, the Company changed its fiscal year-end from March 31 to December 31.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash and an investment in a money market fund held by a U.S. financial institution.

2. *Securities Transactions*

   The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end.

3. *Use of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expressed in United States Dollars

NOTE C - CASH SEGREGATED UNDER FEDERAL AND OTHER OBLIGATIONS

Cash of $1,000 at December 31, 2003 has been segregated in a special reserve bank account for the exclusive benefit of customers and is included in cash and cash equivalents in the statement of financial condition.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent and affiliated companies with common ownership provide all execution, and research and settlement services to the Company. Gross commissions from customer transactions are collected by affiliated companies and are remitted monthly to the Company net of commissions and clearance, and research and settlement fees. At December 31, 2003, receivable from affiliates of $12,923 represents net commissions due from affiliates for customer securities transactions and securities transactions that are fail-to-receive.

The Company occupies office space under a noncancellable lease with an affiliate which expires on March 31, 2006. In addition to base rent, the lease provides for the Company to pay certain operating expenses. Future aggregate minimum annual rent payments as of December 31, 2003 are as follows:

Period ended December 31,	Minimum lease payments
2004	$213,948
2005	213,948
2006	213,948
	$641,844

NOTE E - NET CAPITAL

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. At December 31, 2003, the Company had net capital of $1,178,180, which exceeded requirements by $1,078,180.

NOTE F - EMPLOYEE BENEFIT PLAN

The Company sponsors a SEP/IRA savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the maximum allowable contributions made by employees.

NOTE G - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The tax effect of the temporary differences at December 31, 2003 is as follows:

Deferred tax asset	
Net operating loss benefit	$ 2,995,000
Depreciation	25,000
Less valuation allowance	(2,995,000)
Net deferred tax asset	$ 25,000

At December 31, 2003, the Company has carryforward losses which are available to offset future Federal and state taxable income. Such losses expire as follows (in 000's):

Net operating loss	Expiration date
$1,370	3/31/12
399	3/31/18
789	3/31/19
475	3/31/20
524	3/31/21
791	3/31/22
1,214	3/31/23
811	12/31/23
$6,373	

NOTE H - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligation in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers. The Company is subject to concentration risk as one customer represents approximately 11% of its revenues.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street